Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

June 30, 2018

(Unaudited)

Definitions

Adjusted Fixed Charge Coverage Adjusted EBITDA divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage, and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDA and Fixed Charges.

Cash Operating Expenses Cash Operating Expenses represents property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees and the impact of deferred community fee expense.

Cash Rental and Operating Revenues Cash Rental and Operating Revenues represents rental and related revenues, tenant recoveries, resident fees and services and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees and the impact of deferred community fee income.

Consolidated Debt The carrying amount of bank line of credit and term loans, senior unsecured notes, mortgage debt and other debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDA and Adjusted EBITDA Earnings before interest, taxes, depreciation and amortization to HCP. Adjusted EBITDA is defined as EBITDA excluding impairments (recoveries), gains or losses from sales of depreciable property, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), losses (gains) upon consolidation and deconsolidation, casualty-related charges (recoveries) and foreign currency remeasurement losses (gains). EBITDA and Adjusted EBITDA include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDA and Adjusted EBITDA important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDA and Adjusted EBITDA.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI and FFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. For Cash NOI and FAD, the non-refundable entrance fees are recognized upon receipt, net of a reserve for statutory refunds due to early terminations. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) held from our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds Available for Distribution ("FAD") FAD is defined as FFO as adjusted after excluding the impact of the following: (i) amortization of deferred compensation expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) amortization of acquired market lease intangibles, net, (v) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), and (vi) deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, FAD: (i) is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements, and (ii) includes lease restructure payments and adjustments to compute our share of FAD from our unconsolidated joint ventures and those related to CCRC non-refundable entrance fees. Certain prior period amounts in the "Non-GAAP Financial Measures Reconciliation" below for FAD have been reclassified to conform to the current period presentation. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("FAD capital expenditures") excludes our share from unconsolidated joint ventures (currently reported in "other FAD adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FAD for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FAD to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (see FFO above for further disclosure regarding our use of pro-rata share information and its limitations). Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe FAD is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITS more meaningful. FAD does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our FAD adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, FAD is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. FAD is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Funds From Operations ("FFO"), FFO as adjusted and Comparable FFO as adjusted We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other depreciation and amortization, and adjustments to compute our share of FFO and FFO as adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

HCP

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute FFO in accordance with the current NAREIT definition; however, other REITs may report FFO differently or have a different interpretation of the current NAREIT definition from ours.

In addition, we present FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, impairments (recoveries) of non-depreciable assets, severance and related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains) and changes in tax legislation ("FFO as adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as adjusted is used by management in analyzing our business and the performance of our properties, and we believe it is important that stockholders, potential investors and financial analysts understand this measure used by management. We use FFO as adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as adjusted may not be comparable to those reported by other REITs.

HCP's Share of Unconsolidated JVs HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization; and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, less the value attributable to refundable Entrance Fee liabilities. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reporting in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDA Net Debt divided by Adjusted EBITDA is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as rental and related revenues, including tenant recoveries, resident fees and services, and income from DFLs, less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss)Management believes NOI provides relevant and useful information because it reflects only income and operating expense items that are incurred at the property level and presents them on an unleveraged basis. Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, and the impact of deferred community fee income and expense. Adjusted NOI is oftentimes referred to as "Cash NOI." During the fourth quarter of 2017, as a result of a change in how operating results are reported to our chief operating decision makers for the purpose of evaluating performance and allocating resources, we began excluding unconsolidated joint ventures from the evaluation of our segments' operating results. Unconsolidated joint ventures are now reflected in other non-reportable segments,

HCP

and as a result, excluded from NOI and Adjusted NOI. Prior period NOI and Adjusted NOI have also been recast to conform to current period presentation, which excludes unconsolidated joint ventures. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our same property portfolio ("SPP"), as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI. NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of NOI may not be comparable to the definition used by other REITs or real estate companies, as they may use different methodologies for calculating NOI.

Operating expenses generally relate to leased medical office and life science properties and SHOP facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Income Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs.

Rental and Operating Revenues Includes rental related revenues, tenant recoveries, resident fees and services and income from DFLs.

Revenue Per Occupied Room ("REVPOR") SHOP The 3-month average Rental and Operating Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same Property Portfolio SPP NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. SPP NOI excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in SPP once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from SPP when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations or changes its reporting structure (such as triple-net to SHOP).

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments Our portfolio is comprised of investments in the following healthcare segments: (i) senior housing triple-net, (ii) senior housing operating portfolio ("SHOP"), (iii) life science (iv) medical office and (v) other non-reportable segments ("Other").

In thousands, except for per share data

Funds From Operations

	Three Months Ended June 30,		Six Months Ended June 30,	
	2018	2017	2018	2017
Net income (loss) applicable to common shares	$ 89,481	$ 19,283	$ 129,322	$ 479,854
Real estate related depreciation and amortization	143,292	130,751	286,542	267,305
Real estate related depreciation and amortization on unconsolidated joint ventures	16,162	16,314	33,550	31,353
Real estate related depreciation and amortization on noncontrolling interests and other	(1,664)	(3,634)	(4,207)	(7,820)
Other depreciation and amortization	1,268	2,347	2,563	5,358
Loss (gain) on sales of real estate, net	(46,064)	(412)	(66,879)	(317,670)
Loss (gain) upon consolidation of real estate, net[1]	—	—	41,017	—
Taxes associated with real estate dispositions[2]	1,147	1	1,147	(5,498)
Impairments (recoveries) of depreciable real estate, net[3]	6,273	—	6,273	—
FFO applicable to common shares	209,895	164,650	429,328	452,882
Distributions on dilutive convertible units	—	—	—	3,654
Diluted FFO applicable to common shares	$ 209,895	$ 164,650	$ 429,328	$ 456,536
Weighted average shares outstanding - diluted FFO	469,941	468,839	469,799	473,366
Impact of adjustments to FFO:				
Transaction-related items	$ 1,993	$ 840	$ 3,934	$ 1,896
Other impairments (recoveries), net[4]	7,639	56,682	4,341	5,787
Severance and related charges[5]	—	—	8,738	—
Litigation costs	179	3,366	585	5,205
Foreign currency remeasurement losses (gains)	(195)	(768)	(65)	(845)
Total adjustments	9,616	60,120	17,533	12,043
FFO as adjusted applicable to common shares	219,511	224,770	446,861	464,925
Distributions on dilutive convertible units and other	(28)	1,738	(45)	3,632
Diluted FFO as adjusted applicable to common shares	$ 219,483	$ 226,508	$ 446,816	$ 468,557
Weighted average shares outstanding - diluted FFO as adjusted	469,941	473,528	469,799	473,366
Diluted earnings per common share	$ 0.19	$ 0.04	$ 0.28	$ 1.02
Depreciation and amortization	0.35	0.31	0.67	0.62
Loss (gain) on sales of real estate, net	(0.10)	—	(0.14)	(0.67)
Loss (gain) upon consolidation of real estate, net[1]	—	—	0.09	—
Taxes associated with real estate dispositions[2]	—	—	—	(0.01)
Impairments (recoveries) of depreciable real estate, net[3]	0.01	—	0.01	—
Diluted FFO per common share	$ 0.45	$ 0.35	$ 0.91	$ 0.96
Transaction-related items	—	—	0.01	0.01
Other impairments (recoveries), net[4]	0.02	0.12	0.01	0.01
Severance and related charges[5]	—	—	0.02	—
Litigation costs	—	0.01	—	0.01
Diluted FFO as adjusted per common share	$ 0.47	$ 0.48	$ 0.95	$ 0.99

HCP

Funds Available for Distribution

	Three Months Ended June 30,		Six Months Ended June 30,	
	2018	**2017**	**2018**	**2017**
FFO as adjusted applicable to common shares	$ 219,511	$ 224,770	$ 446,861	$ 464,925
Amortization of deferred compensation[6]	4,299	3,327	7,719	7,092
Amortization of deferred financing costs	3,355	3,843	6,690	7,702
Straight-line rents	(5,793)	(4,882)	(16,479)	(12,278)
FAD capital expenditures	(26,346)	(25,477)	(45,592)	(47,554)
Lease restructure payments	303	314	601	854
CCRC entrance fees[7]	3,652	4,713	6,679	8,362
Deferred income taxes	(5,731)	(4,342)	(7,871)	(6,716)
Other FAD adjustments[8]	(3,147)	(2,109)	(6,774)	(3,685)
FAD applicable to common shares	190,103	200,157	391,834	418,702
Distributions on dilutive convertible units	—	1,738	—	—
Diluted FAD applicable to common shares	**$ 190,103**	**$ 201,895**	**$ 391,834**	**$ 418,702**
Weighted average shares outstanding - diluted FAD	469,941	473,528	469,799	468,669

(1) For the six months ended June 30, 2018, represents the loss on consolidation of seven U.K. care homes.

(2) Represents the income tax impact of our RIDEA II transactions in June 2018 and January 2017.

(3) For the three and six months ended June 30, 2018, represents the impairment of two underperforming SHOP portfolios classified as held for sale (13 total assets).

(4) For the three months ended June 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale. For the three months ended June 30, 2017, represents the impairment of our Tandem Mezzanine Loan, which was sold in the first quarter of 2018. For the six months ended June 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale, partially offset by an impairment recovery upon the sale of our Tandem Mezzanine Loan in March 2018. For the six months ended June 30, 2017, represents the impairment of our Tandem Mezzanine Loan, net of the impairment recovery upon the sale of our Four Seasons Notes in the first quarter of 2017.

(5) For the six months ended June 30, 2018, relates to the departure of our former Executive Chairman, including $6 million of cash severance and $3 million of equity award vestings.

(6) Excludes $3 million related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of our former Executive Chairman, which is included in severance and related charges for the six months ended June 30, 2018.

(7) Represents our 49% share of non-refundable entrance fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.

(8) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures.

HCP

In thousands

HCP's Share of Unconsolidated Joint Venture FFO and FAD

	Three Months Ended June 30, 2018							
	Total	CCRC JV	RIDEA II JV[1]	Other SHOP JVs	UK JV[2]	Life Science	Medical Office	Remaining
Equity income (loss) from unconsolidated joint ventures	$ (101)	$ (2,429)	$ 2,101	$ (357)	$ 33	$ 143	$ 203	$ 205
Real estate related depreciation and amortization	16,162	11,492	2,723	952	37	708	194	56
FFO	$ 16,061	$ 9,063	$ 4,824	$ 595	$ 70	$ 851	$ 397	$ 261
FAD adjustments	(475)	1,800	(2,113)	(71)	5	(44)	(54)	2
FAD	$ 15,586	$ 10,863	$ 2,711	$ 524	$ 75	$ 807	$ 343	$ 263

(1)   On June 1, 2018, the Company sold its remaining ownership interest in RIDEA II.

(2)   On June 29, 2018, the Company sold a 51% interest in substantially all of it's U.K. assets, retaining a 49% interest in an unconsolidated JV. The activity for the three months ended June 30, 2018 represents two days of revenue and expense items.

HCP

In thousands, except for per share data

Projected Future Operations[1]

	Full Year 2018			
	Low		High	
Diluted earnings per common share	$	0.79	$	0.85
Real estate related depreciation and amortization		1.14		1.14
Real estate related depreciation and amortization on unconsolidated joint ventures		0.14		0.14
Real estate related depreciation and amortization on noncontrolling interests and other		(0.01)		(0.01)
Other depreciation and amortization		0.01		0.01
Loss (gain) on sales of real estate, net		(0.52)		(0.54)
Gain upon change of control		0.09		0.09
Impairments (recoveries) of real estate, net		0.01		0.01
Diluted FFO per common share	$	1.65	$	1.69
Transaction-related items		0.02		0.02
Other impairments (recoveries), net		0.01		0.01
Severance and related charges[2]		0.02		0.02
Loss on debt extinguishments		0.09		0.09
Diluted FFO as adjusted per common share	$	1.79	$	1.83

(1) The foregoing projections reflect management's view as of August 2, 2018 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended June 30, 2018 that was issued on August 2, 2018. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and related expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of August 2, 2018. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) Related to the previously announced departure of our former Executive Chairman, effective March 1, 2018.

HCP's Share of Unconsolidated Joint Venture FFO and Cash NOI

	Full Year 2018			
	Low		High	
Equity income (loss) from unconsolidated joint ventures	$	(4,000)	$	1,000
Real estate related depreciation and amortization		64,000		65,000
FFO	$	60,000	$	66,000
Adjustments to FFO[1]		10,000		10,000
Total NOI	$	70,000	$	76,000
Non-cash adjustments to NOI[2]		14,000		14,000
Total Cash NOI	$	84,000	$	90,000

(1) Includes interest expense and general and administrative expense.

(2) Includes our 49% share of non-refundable entrance fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.

HCP

Reconciliations

In millions

Projected SPP Cash NOI[1][2]

For the projected full year 2018 (low)

	Senior Housing Triple-Net		SHOP		Life Science		Medical Office		Other		Total	
Cash NOI	$	270	$	145	$	293	$	315	$	96	$	1,119
Interest income		—		—		—		—		10		10
Cash NOI plus interest income		270		145		293		315		106		1,129
Interest income		—		—		—		—		(10)		(10)
Non-cash adjustments to cash NOI[3]		(2)		2		7		3		4		16
NOI		268		148		301		318		100		1,136
Non-SPP NOI		(24)		(48)		(66)		(50)		(19)		(206)
SPP NOI		244		100		235		268		81		929
Adjustments to SPP NOI[3]		4		3		3		—		(3)		6
SPP Cash NOI	$	248	$	103	$	238	$	268	$	78		935
Addback adjustments[4]												200
Other income and expenses[5]												232
Costs and expenses[6]												(960)
Other impairments (recoveries), net											$	(14)
Net Income											$	393

For the projected full year 2018 (high)

	Senior Housing Triple-Net		SHOP		Life Science		Medical Office		Other		Total	
Cash NOI	$	273	$	152	$	296	$	318	$	97	$	1,137
Interest income		—		—		—		—		11		11
Cash NOI plus interest income		273		152		296		318		108		1,148
Interest income		—		—		—		—		(11)		(11)
Non-cash adjustments to cash NOI[3]		(2)		1		7		3		4		11
NOI		271		153		304		321		101		1,148
Non-SPP NOI		(24)		(49)		(66)		(50)		(20)		(209)
SPP NOI		247		103		237		271		81		939
Adjustments to SPP NOI[3]		4		4		3		—		(3)		11
SPP Cash NOI	$	251	$	107	$	241	$	271	$	79		949
Addback adjustments[4]												199
Other income and expenses[5]												240
Costs and expenses[6]												(953)
Other impairments (recoveries), net											$	(14)
Net Income											$	420

HCP

In millions

For the year ended December 31, 2017

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Cash NOI	$ 327	$ 162	$ 276	$ 291	$ 108	$ 1,164
Interest income	—	—	—	—	56	56
Cash NOI plus interest income	327	162	276	291	164	1,220
Interest income	—	—	—	—	(56)	(56)
Non-cash adjustments to cash NOI[3]	(17)	(33)	5	3	4	(38)
NOI	310	129	281	294	112	1,126
Non-SPP NOI	(59)	(43)	(45)	(30)	(33)	(208)
SPP NOI	251	86	236	265	79	918
Adjustments to SPP NOI[3]	(4)	21	2	(1)	(2)	15
SPP Cash NOI	$ 247	$ 107	$ 238	$ 264	$ 78	933
Addback adjustments[4]						193
Other income and expenses[5]						456
Costs and expenses[6]						(993)
Other impairments (recoveries), net						(166)
Net Income						$ 423

Projected SPP Cash NOI change for the full year 2018

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Total
Low	0.50%	(4.00%)	0.25%	1.75%	0.50%	0.25%
High	1.50%	–	1.25%	2.75%	1.50%	1.75%

(1) The foregoing projections reflect management's view as of August 2, 2018 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended June 30, 2018 that was issued on August 2, 2018. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and related expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of August 2, 2018. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) Does not foot due to rounding and adjustments made to SPP to the high and low ranges reported by segment.

(3) Represents straight-line rents, DFL non-cash interest, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense and lease termination fees.

(4) Represents non-SPP NOI and adjustments to SPP NOI.

(5) Represents interest income, gain on sales of real estate, net, other income (expense), net, income taxes and equity income (loss) from unconsolidated joint ventures.

(6) Represents interest expense, depreciation and amortization, general and administrative expenses, transaction costs, and loss on debt extinguishments.

HCP

Reconciliations

In thousands

Enterprise Gross Assets and Portfolio Investment

	June 30, 2018						
	Senior Housing Triple-net	**SHOP**	**Life Science**	**Medical Office**	**Other**	**Corporate Non-segment**	**Total**
Consolidated total assets	$ 2,779,520	$ 2,091,779	$ 3,885,954	$ 3,115,209	$1,123,911	$ 455,014	$13,451,387
Investments in and advances to unconsolidated JVs	—	—	—	—	(628,607)	—	(628,607)
Accumulated depreciation and amortization	708,684	526,575	803,903	1,068,093	171,818	194	3,279,267
Consolidated Gross Assets	$ 3,488,204	$ 2,618,354	$ 4,689,857	$ 4,183,302	$ 667,122	$ 455,208	$16,102,047
HCP's share of unconsolidated JV gross assets	—	—	—	—	1,411,756	—	1,411,756
Enterprise Gross Assets	$ 3,488,204	$ 2,618,354	$ 4,689,857	$ 4,183,302	$2,078,878	$ 455,208	$17,513,803
Land held for development	—	—	(128,520)	(946)	(3,643)	—	(133,109)
Land held for sale	—	—	(35,046)	—	—	—	(35,046)
Fully depreciated real estate and intangibles	65,800	24,859	350,830	355,809	9,590	—	806,888
Non-real estate related assets[1]	(168,990)	(102,568)	(184,110)	(162,056)	(218,746)	(455,208)	(1,291,678)
Real estate intangible liabilities	(45,227)	(1,003)	(111,292)	(66,863)	(25,513)	—	(249,898)
Portfolio Investment	$ 3,339,787	$ 2,539,642	$ 4,581,719	$ 4,309,246	$1,840,566	$ —	$16,610,960
Investment by Type:							
Wholly-owned	$ 3,339,787	$ 2,539,642	$ 4,581,719	$ 4,309,246	$ 607,619	$ —	$15,378,013
HCP's share of unconsolidated JVs	—	—	—	—	1,232,947	—	1,232,947
Portfolio Investment	$ 3,339,787	$ 2,539,642	$ 4,581,719	$ 4,309,246	$1,840,566	$ —	$16,610,960

---

(1)   Includes straight-line rent receivables, net of reserves; lease commissions - 2nd generation, net of amortization; cash and restricted cash; HCP's share of the value attributable to refundable entrance fee liabilities for the CCRC JV and other assets..

HCP

In thousands

Rental and Operating Revenue

	Three Months Ended				
	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017	March 31, 2018	June 30, 2018
Senior housing triple-net	$ 78,079	$ 77,220	$ 58,214	$ 74,289	$ 70,713
SHOP	125,416	126,040	133,789	144,670	138,352
Life science	86,730	90,174	96,592	99,622	101,031
Medical office	119,164	119,847	120,077	123,935	125,246
Other	28,670	28,968	29,324	30,316	32,762
Rental and operating revenue	$ 438,059	$ 442,249	$ 437,996	$ 472,832	$ 468,104
Senior housing triple-net	(419)	(613)	19,930	(1,878)	993
SHOP	111	239	(1,071)	(2,352)	(1,652)
Life science	(142)	(805)	(3,325)	(3,770)	(2,251)
Medical office	(1,479)	(1,293)	(1,368)	(1,989)	(1,701)
Other	(864)	(1,283)	(1,284)	(1,392)	(1,318)
Non-cash adjustments to rental and operating revenues	$ (2,793)	$ (3,755)	$ 12,882	$ (11,381)	$ (5,929)
Senior housing triple-net	77,660	76,607	78,144	72,411	71,706
SHOP	125,527	126,279	132,718	142,318	136,700
Life science	86,588	89,369	93,267	95,852	98,780
Medical office	117,685	118,554	118,709	121,946	123,545
Other	27,806	27,685	28,040	28,924	31,444
Cash rental and operating revenues	$ 435,266	$ 438,494	$ 450,878	$ 461,451	$ 462,175
Senior housing triple-net	(11,784)	(11,253)	(9,620)	(8,922)	(5,359)
SHOP	(43,516)	(44,292)	(50,015)	(58,049)	(53,803)
Life science	(10,115)	(12,074)	(16,012)	(20,351)	(21,754)
Medical office	(13,562)	(13,436)	(14,092)	(17,628)	(17,921)
Other	(7,204)	(7,448)	(7,559)	(7,930)	(10,288)
Non-SPP total cash rental and operating revenues	$ (86,181)	$ (88,503)	$ (97,298)	$ (112,880)	$ (109,125)
Senior housing triple-net	65,876	65,354	68,524	63,489	66,347
SHOP	82,011	81,987	82,703	84,269	82,897
Life science	76,473	77,295	77,255	75,501	77,026
Medical office	104,123	105,118	104,617	104,318	105,624
Other	20,602	20,237	20,481	20,994	21,156
Cash rental and operating revenues - SPP	$ 349,085	$ 349,991	$ 353,580	$ 348,571	$ 353,050

(1)   During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior periods have been recast to conform to current period presentation to exclude HCP's share of unconsolidated JVs.

HCP

Reconciliations

In thousands

Operating Expenses

		Three Months Ended			
	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017	March 31, 2018	June 30, 2018
Senior housing triple-net	$ 882	$ 934	$ 892	$ 1,045	$ 791
SHOP	85,866	86,821	129,265	101,746	101,767
Life science	18,744	19,960	21,977	21,809	22,732
Medical office	46,581	46,486	45,266	46,696	47,271
Other	1,090	1,137	1,269	1,256	1,305
Operating expenses	$ 153,163	$ 155,338	$ 198,669	$ 172,552	$ 173,866
Senior housing triple-net	(13)	(13)	(13)	(13)	(13)
SHOP	99	274	(34,632)	(745)	(1,528)
Life science	(19)	(19)	(19)	(19)	(17)
Medical office	(715)	(715)	(720)	(918)	(707)
Other	—	—	—	—	—
Non-cash adjustments to operating expenses	$ (648)	$ (473)	$ (35,384)	$ (1,695)	$ (2,265)
Senior housing triple-net	869	921	879	1,032	778
SHOP	85,965	87,095	94,633	101,001	100,239
Life science	18,725	19,941	21,958	21,790	22,715
Medical office	45,866	45,771	44,546	45,778	46,564
Other	1,090	1,137	1,269	1,256	1,305
Cash operating expenses	$ 152,515	$ 154,865	$ 163,285	$ 170,857	$ 171,601
Senior housing triple-net	(769)	(815)	(778)	(925)	(693)
SHOP	(30,473)	(31,507)	(37,985)	(44,337)	(42,705)
Life science	(2,835)	(3,290)	(5,238)	(6,381)	(6,590)
Medical office	(7,566)	(7,097)	(7,181)	(8,241)	(8,389)
Other	(43)	(43)	(43)	(80)	(32)
Non-SPP operating expenses	$ (41,686)	$ (42,752)	$ (51,225)	$ (59,964)	$ (58,409)
Senior housing triple-net	100	106	101	107	85
SHOP	55,492	55,588	56,648	56,664	57,534
Life science	15,890	16,651	16,720	15,409	16,125
Medical office	38,300	38,674	37,365	37,537	38,175
Other	1,047	1,094	1,226	1,176	1,273
Cash operating expenses - SPP	$ 110,829	$ 112,113	$ 112,060	$ 110,893	$ 113,192

---

(1) During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior periods have been recast to conform to current period presentation to exclude HCP's share of unconsolidated JVs.

HCP

In thousands

EBITDA and Adjusted EBITDA

		Three Months Ended June 30, 2018
Net income	$	92,928
Interest expense		73,038
Income tax expense (benefit)		(4,654)
Depreciation and amortization		143,292
Other depreciation and amortization		1,268
HCP's share of unconsolidated JV:		
Interest expense		1,946
Income tax expense (benefit)		20
Depreciation and amortization		16,162
Other JV adjustments		(882)
EBITDA	$	323,118
Loss (gain) on sales of real estate, net		(46,064)
Taxes associated with real estate dispositions		1,147
Impairments (recoveries) of depreciable real estate, net		6,273
Transaction-related items		1,993
Other impairments (recoveries), net		7,639
Litigation costs		179
Foreign currency remeasurement losses (gains)		(195)
Adjusted EBITDA	$	294,090

Adjusted Fixed Charge Coverage

		Three Months Ended June 30, 2018
Interest expense		73,038
Capitalized interest		4,455
HCP's share of unconsolidated JV interest expense and capitalized interest		2,057
Fixed Charges	$	79,550
Adjusted Fixed Charge Coverage		3.7x

HCP

Reconciliations

In thousands

Enterprise Debt and Net Debt

		June 30, 2018
Bank line of credit[1]	$	545,226
Term loans[2]		222,923
Senior unsecured notes[3]		6,401,502
Mortgage debt[4]		142,560
Other debt		93,070
Consolidated Debt	$	7,405,281
HCP's share of unconsolidated JV mortgage debt		321,227
HCP's share of unconsolidated JV other debt		175,835
Enterprise Debt	$	7,902,343
Cash and cash equivalents		(91,381)
HCP's share of unconsolidated JV cash and cash equivalents		(33,490)
Net Debt	$	7,777,472

Financial Leverage

		June 30, 2018
Enterprise Debt	$	7,902,343
Enterprise Gross Assets		17,568,547
Financial Leverage		45.0%

Secured Debt Ratio

		June 30, 2018
Mortgage debt[4]	$	142,560
HCP's share of unconsolidated JV mortgage debt		321,227
Enterprise Secured Debt	$	463,787
Enterprise Gross Assets		17,568,547
Secured Debt Ratio		2.6%

Net Debt to Adjusted EBITDA

		Three Months Ended June 30, 2018
Net Debt	$	7,777,472
Adjusted EBITDA[5]		1,176,360
Net Debt to Adjusted EBITDA		6.6x [6]

---

(1) Includes £85 million translated into USD.

(2) Represents £169 million translated into USD.

(3) On July 16, 2018, we repaid $700 million of our 5.375% senior unsecured notes due 2021.

(4) Includes mortgage debt of $2.2 million on assets held for sale.

(5) Represents the current quarter Adjusted EBITDA multiplied by a factor of four.

(6) Including the $402.4 million of proceeds receivable from the U.K. JV transaction (which was received on July 2, 2018), Net Debt to Adjusted EBITDA would have been 6.3x at June 30, 2018.

HCP

In thousands

Segment Cash NOI, Portfolio Income and SPP

Total Consolidated

		Three Months Ended								
		June 30, 2017[1]		September 30, 2017[1]		December 31, 2017		March 31, 2018		June 30, 2018
Net Income (loss)	$	22,101	$	(5,720)	$	(57,924)	$	43,237	$	92,928
Interest income		(20,869)		(11,774)		(5,263)		(6,365)		(1,447)
Interest expense		77,788		71,328		71,882		75,102		73,038
Depreciation and amortization		130,751		130,588		136,833		143,250		143,292
General and administrative		21,286		23,523		21,485		29,175		22,514
Transaction costs		867		580		5,459		2,195		2,404
Loss (gain) on sales of real estate, net		(412)		(5,182)		(33,789)		(20,815)		(46,064)
Impairments (recoveries), net		56,682		25,328		84,374		—		13,912
Other expense (income), net		(71)		10,556		9,303		40,407		(1,786)
Loss on debt extinguishments		—		54,227		—		—		—
Income tax expense (benefit)		(2,987)		(5,481)		13,297		(5,336)		(4,654)
Equity loss (income) from unconsolidated JVs		(240)		(1,062)		(6,330)		(570)		101
NOI	$	284,896	$	286,911	$	239,327	$	300,280	$	294,238
Adjustment to NOI		(2,144)		(3,282)		48,264		(9,686)		(3,662)
Cash NOI	$	282,752	$	283,629	$	287,591	$	290,594	$	290,576
Interest income		20,869		11,774		5,263		6,365		1,447
HCP's share of unconsolidated JVs		18,204		19,253		19,331		21,737		19,867
Portfolio Income	$	321,825	$	314,656	$	312,185	$	318,696	$	311,890
Interest income		(20,869)		(11,774)		(5,263)		(6,365)		(1,447)
HCP's share of unconsolidated JVs		(18,204)		(19,253)		(19,331)		(21,737)		(19,867)
Adjustment to NOI		2,144		3,282		(48,264)		9,686		3,662
FX adjustment - GAAP SPP		693		515		403		—		—
Non-SPP NOI		(49,663)		(51,237)		(7,238)		(59,905)		(55,676)
SPP NOI	$	235,926	$	236,189	$	232,492	$	240,375	$	238,562
Non-cash adjustment to SPP NOI		2,331		1,689		9,028		(2,698)		1,297
SPP cash NOI	$	238,257	$	237,878	$	241,520	$	237,677	$	239,859

HCP

Reconciliations

In thousands

Senior Housing Triple-Net

			Three Months Ended			
		June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Net Income (loss)	$	50,817	$ 50,093	$ 37,299	$ 50,738	$ 18,752
Interest expense		631	640	620	600	607
Depreciation and amortization		25,519	25,547	26,343	21,906	21,251
Impairments (recoveries), net		—	—	—	—	6,273
Loss (gain) on sales of real estate, net		230	6	(6,940)	—	23,039
NOI	$	77,197	$ 76,286	$ 57,322	$ 73,244	$ 69,922
Adjustment to NOI		(406)	(600)	19,943	(1,865)	1,006
Cash NOI	$	76,791	$ 75,686	$ 77,265	$ 71,379	$ 70,928
Interest income		—	—	—	—	—
HCP's share of unconsolidated JVs		—	—	—	—	—
Portfolio Income	$	76,791	$ 75,686	$ 77,265	$ 71,379	$ 70,928
Interest income		—	—	—	—	—
HCP's share of unconsolidated JVs		—	—	—	—	—
Adjustment to NOI		406	600	(19,943)	1,865	(1,006)
Non-SPP NOI		(13,411)	(12,808)	20,956	(7,941)	(4,610)
SPP NOI	$	63,786	$ 63,478	$ 78,278	$ 65,303	$ 65,312
Non-cash adjustment to SPP NOI		1,989	1,770	(9,855)	(1,921)	950
SPP cash NOI	$	65,775	$ 65,248	$ 68,423	$ 63,382	$ 66,262

SHOP

			Three Months Ended			
		June 30, 2017[1]	September 30, 2017[1]	December 31, 2017	March 31, 2018	June 30, 2018
Net Income (loss)	$	13,737	$ 18,582	$ (6,597)	$ 35,123	$ 55,845
Interest expense		1,166	933	970	988	990
Depreciation and amortization		24,415	24,884	27,505	27,628	28,002
Loss (gain) on sales of real estate, net		232	(5,180)	(17,354)	(20,815)	(48,252)
NOI	$	39,550	$ 39,219	$ 4,524	$ 42,924	$ 36,585
Adjustment to NOI		12	(35)	33,560	(1,607)	(124)
Cash NOI	$	39,562	$ 39,184	$ 38,084	$ 41,317	$ 36,461
Interest income		—	—	—	—	—
HCP's share of unconsolidated JVs		—	—	—	—	—
Portfolio Income	$	39,562	$ 39,184	$ 38,084	$ 41,317	$ 36,461
Interest income		—	—	—	—	—
HCP's share of unconsolidated JVs		—	—	—	—	—
Adjustment to NOI		(12)	35	(33,560)	1,607	124
Non-SPP NOI		(13,086)	(12,850)	835	(15,694)	(12,040)
SPP NOI	$	26,464	$ 26,369	$ 5,359	$ 27,230	$ 24,545
Non-cash adjustment to SPP NOI		56	30	20,696	375	819
SPP cash NOI	$	26,520	$ 26,399	$ 26,055	$ 27,605	$ 25,364

HCP

Reconciliations

In thousands

Life Science

	Three Months Ended				
	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017	March 31, 2018	June 30, 2018
Net Income (loss)	38,166	39,284	50,816	41,650	35,311
Interest expense	96	87	85	83	80
Depreciation and amortization	31,004	30,851	33,215	36,080	35,269
Impairments (recoveries), net	—	—	—	—	7,639
Loss (gain) on sales of real estate, net	(1,280)	(8)	(9,501)	—	—
NOI	$ 67,986	$ 70,214	$ 74,615	$ 77,813	$ 78,299
Adjustment to NOI	(123)	(786)	(3,307)	(3,751)	(2,233)
Cash NOI	$ 67,863	$ 69,428	$ 71,308	$ 74,062	$ 76,066
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	$ 67,863	$ 69,428	$ 71,308	$ 74,062	$ 76,066
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	$ 123	$ 786	$ 3,307	$ 3,751	$ 2,233
Non-SPP NOI	(8,216)	(10,242)	(13,065)	(17,657)	(17,975)
SPP NOI	$ 59,770	$ 59,972	$ 61,550	$ 60,156	$ 60,324
Non-cash adjustment to SPP NOI	813	672	(1,015)	(64)	578
SPP cash NOI	$ 60,583	$ 60,644	$ 60,535	$ 60,092	$ 60,902

Medical Office

	Three Months Ended				
	June 30, 2017[1]	September 30, 2017[1]	December 31, 2017	March 31, 2018	June 30, 2018
Net Income (loss)	29,562	31,188	32,147	31,600	31,437
Interest expense	127	126	124	120	119
Depreciation and amortization	42,488	42,047	42,534	45,519	46,419
Loss (gain) on sales of real estate, net	406	—	6	—	—
NOI	$ 72,583	$ 73,361	$ 74,811	$ 77,239	$ 77,975
Adjustment to NOI	(763)	(578)	(648)	(1,071)	(993)
Cash NOI	$ 71,820	$ 72,783	$ 74,163	$ 76,168	$ 76,982
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	$ 71,820	$ 72,783	$ 74,163	$ 76,168	$ 76,982
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	763	578	648	1,071	993
Non-SPP NOI	(6,398)	(6,753)	(7,375)	(10,061)	(10,197)
SPP NOI	$ 66,185	$ 66,608	$ 67,436	$ 67,178	$ 67,778
Non-cash adjustment to SPP NOI	(362)	(164)	(184)	(397)	(329)
SPP cash NOI	$ 65,823	$ 66,444	$ 67,252	$ 66,781	$ 67,449

HCP

In thousands

Other

		Three Months Ended							
		June 30, 2017[1]		September 30, 2017[1]		December 31, 2017		March 31, 2018	June 30, 2018
Net Income (loss)		(16,499)		7,462		(52,650)		(17,417)	40,561
Interest income		(20,869)		(11,774)		(5,263)		(6,365)	(1,447)
Interest expense		1,181		618		688		728	742
Depreciation and amortization		7,325		7,259		7,236		12,117	12,351
Impairments (recoveries), net		56,682		25,328		84,374		—	—
Loss (gain) on sales of real estate, net		—		—		—		—	(20,851)
Other expense (income), net		—		—		—		40,567	—
Equity loss (income) from unconsolidated JVs		(240)		(1,062)		(6,330)		(570)	101
NOI	$	27,580	$	27,831	$	28,055	$	29,060 $	31,457
Adjustment to NOI		(864)		(1,283)		(1,284)		(1,392)	(1,318)
Cash NOI	$	26,716	$	26,548	$	26,771	$	27,668 $	30,139
Interest income		20,869		11,774		5,263		6,365	1,447
HCP's share of unconsolidated JVs		18,204		19,253		19,331		21,737	19,867
Portfolio Income	$	65,789	$	57,575	$	51,365	$	55,770 $	51,453
Interest income		(20,869)		(11,774)		(5,263)		(6,365)	(1,447)
HCP's share of unconsolidated JVs		(18,204)		(19,253)		(19,331)		(21,737)	(19,867)
Adjustment to NOI		864		1,283		1,284		1,392	1,318
FX adjustment - GAAP SPP		693		515		403		—	—
Non-SPP NOI		(8,552)		(8,584)		(8,589)		(8,552)	(10,854)
SPP NOI	$	19,721	$	19,762	$	19,869	$	20,508 $	20,603
Non-cash adjustment to SPP NOI		(165)		(619)		(614)		(691)	(721)
SPP cash NOI	$	19,556	$	19,143	$	19,255	$	19,817 $	19,882

Corporate Non-Segment

		Three Months Ended							
		June 30, 2017		September 30, 2017		December 31, 2017		March 31, 2018	June 30, 2018
Net Income (loss)	$	(93,682)	$	(152,329)	$	(118,939)	$	(98,457) $	(88,978)
Interest expense		74,587		68,924		69,395		72,583	70,500
General and administrative		21,286		23,523		21,485		29,175	22,514
Transaction costs		867		580		5,459		2,195	2,404
Other expense (income), net		(71)		10,556		9,303		(160)	(1,786)
Loss on debt extinguishments		—		54,227		—		—	—
Income tax expense (benefit)		(2,987)		(5,481)		13,297		(5,336)	(4,654)
NOI	$	—	$	—	$	—	$	— $	—

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(1)   During the fourth quarter of 2017, as a result of a change in how operating results are reported to the chief operating decision maker, for the purpose of evaluating performance and allocating resources, we began to exclude unconsolidated joint ventures from our evaluation of our segments' operating results. Prior period NOI, Cash NOI, Portfolio Income, SPP NOI, and SPP Cash NOI have been recast to conform to current period presentation, which excludes unconsolidated joint ventures.

HCP

Reconciliations

In thousands

Pro forma Portfolio Income

| | Three Months Ended June 30, 2018 | | | | | |
	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total
Portfolio Income[1]	$ 70,929	$ 36,461	$ 76,067	$ 76,982	$ 51,455	$ 311,893
Pro forma Adjustments:						
Asset sales and senior housing triple-net transitions to SHOP[2]	(9,295)	(2,625)	—	—	—	(11,920)
Other pro forma adjustments[3]	—	—	(5,364)	—	(14,259)	(19,623)
Pro forma Portfolio Income	$ 61,634	$ 33,836	$ 70,703	$ 76,982	$ 37,196	$ 280,351

(1) See pages 17 to 20 of this document for a reconciliation of Portfolio Income to net income.

(2) Includes pro forma adjustments to reflect asset sales and asset transitions from senior housing triple-net to SHOP in connection with the master transactions and cooperation agreement with Brookdale and certain other previously announced sales.

(3) Includes pro forma adjustments to reflect the sale of our remaining 40% interest in the RIDEA II JV in June 2018, four life science properties that were sold in July 2018 and the sale of our U.K. holdings.

In thousands, except per month data

REVPOR SHOP

	Three Months Ended				
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
REVPOR SHOP					
Rental and operating revenues	$ 125,416	$ 126,040	$ 133,789	$ 144,670	$ 138,352
Adjustments to Rental and Operating Revenues	111	239	(1,071)	(2,352)	(1,652)
Cash rental and operating revenues	$ 125,527	$ 126,279	$ 132,718	$ 142,318	$ 136,700
Other adjustments to REVPOR SHOP[1]	(1,953)	(3,594)	(10,801)	(2,527)	(20,136)
REVPOR SHOP revenues	$ 123,574	$ 122,685	$ 121,917	$ 139,791	$ 116,564
Average occupied units/month	10,301	10,244	10,216	11,452	9,648
REVPOR SHOP per month[2]	$ 3,999	$ 3,992	$ 3,978	$ 4,069	$ 4,027
SPP REVPOR SHOP					
REVPOR SHOP revenues	$ 123,574	$ 122,685	$ 121,917	$ 139,791	$ 116,564
Change in reporting structure[3]	—	—	—	(2,603)	(2,539)
Other non-SHOP SPP cash rental and operating revenues	(41,562)	(40,698)	(39,213)	(52,919)	(31,128)
SPP REVPOR SHOP revenues	$ 82,011	$ 81,987	$ 82,703	$ 84,269	$ 82,897
SPP average occupied units/month	6,564	6,566	6,626	6,586	6,468
SPP REVPOR SHOP per month[2]	$ 4,165	$ 4,162	$ 4,160	$ 4,265	$ 4,272

(1) Includes revenue for newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations.

(2) Represents the current quarter REVPOR divided by a factor of three.

(3) Represents revenues for assets that transitioned from senior housing triple-net to SHOP during the year-over-year comparison period.

HCP